UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-13589

Prime Group Realty Trust

(Exact name of registrant as specified in its charter)

77 West Wacker Drive, Suite 3900, Chicago, Illinois 60601, (312) 917-1300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares of Beneficial Interest, par value $0.01 per share

(Title of each class of securities covered by this Form)

9% Series B Cumulative Redeemable Preferred Shares, par value $0.01 per share

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provisions(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) Rule 12g-4(a)(1)(ii) Rule 12g-4(a)(2)(i) Rule 12g-4(a)(2)(ii)	☒	Rule 12h-3(b)(1)(i)	☐
	☐	Rule 12h-3(b)(1)(ii)	☐
	☐	Rule 12h-3(b)(2)(i)	☐
	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One (1)

Pursuant to the requirements of the Securities Exchange Act of 1934, Prime Group Realty Trust has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

PRIME GROUP REALTY TRUST
Date: July 7, 2005	By: /s/ Jeffrey A. Patterson
Name: Jeffrey A. Patterson
Title: President and Chief Executive Officer

IMS_Last_Page